                                  CAMTEK  LTD.

                            ------------------------

                NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

                             ---------------------

    Notice is hereby given that an Annual General Meeting of Shareholders (the "ANNUAL GENERAL MEETING" or the "MEETING") of Camtek Ltd. (the "COMPANY") will be held on December 26, 2002 at 4:00 p.m. local time in Israel, at the law offices of Shiboleth, Yisraeli, Roberts, Zisman & Co., at 46 Montefiore St., Tel Aviv, Israel. The Annual General Meeting is for the following purposes:

    (1) To discuss the audited financial statements and the report of the Board of Directors for the fiscal year ended December 31, 2001, as reported on the Company's Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission;

    (2) To elect three directors to the Board of Directors of the Company;

    (3) To reappoint Goldstein Sabo Tevet CPA and Richard A. Eisner & Company, LLP, as the Company's joint independent auditors; and

    (4) To approve certain amendments to the articles of association of the Company (the "ARTICLES").

    Holders of record of the Company's Ordinary Shares, NIS 0.01 nominal value, at the close of business on December 5, 2002 (the "SHAREHOLDERS"), are entitled to notice of and to vote at the Meeting. All Shareholders are cordially invited to attend the Meeting in person. Shareholders who are unable to attend the Meeting in person are requested to complete, date and sign the enclosed form of proxy and to return it promptly in the pre-addressed envelope provided.

    No postage is required if mailed in the United States. Shareholders who attend the Meeting may revoke their proxies and vote their shares in person.

    Joint holders of shares should take note that, pursuant to
Article 18.10(a)(3) of the Articles, the joint owner whose name appears first in the Company's Share Registry may vote in person or by proxy at the Annual General Meeting. If such joint owner is not present at the Annual General Meeting, the joint owner whose name appears thereafter may vote in person or by proxy at that Annual General Meeting, and so forth.

                                               By Order of the Board of Directors

                                               /s/ Rafi Amit
                                               Rafi Amit
                                               CHAIRMAN OF THE BOARD OF DIRECTORS

December 5, 2002

                                  CAMTEK  LTD.

                           RAMAT GAVRIEL INDUSTRIAL ZONE
                             MIGDAL HAEMEK, ISRAEL

                             ---------------------

                                PROXY STATEMENT

                             ---------------------

    This Proxy Statement is furnished to the holders of record of Camtek Ltd.'s ("CAMTEK" or the "COMPANY") Ordinary Shares, NIS 0.01 nominal value (the "ORDINARY SHARES") at the close of business on December 5, 2002 (the "SHAREHOLDERS"), in connection with the solicitation by the Board of Directors of proxies for use at the Annual General Meeting of Shareholders (the "ANNUAL GENERAL MEETING" or the "MEETING"), or at any postponement or adjournment thereof, pursuant to the accompanying Notice of Annual General Meeting of Shareholders. The Annual General Meeting will be held on December 26, 2002 at 4:00 p.m. local time, at the offices of Shiboleth, Yisraeli, Roberts, Zisman & Co. at 46 Montefiore St., Tel Aviv, Israel.

    It is proposed that the agenda at the Annual General Meeting will include the following items:

    (i) a discussion of the audited financial statements and the report of the Board of Directors for the fiscal year ended December 31, 2001, as reported on the Company's Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission;

    (ii) the election of three directors to the Board of Directors of the Company;

    (iii) the reappointment of Goldstein Sabo Tevet CPA and Richard A. Eisner & Company, LLP, as the Company's joint independent auditors; and

    (iv) the approval of certain amendments to the articles of association of the Company (the "ARTICLES").

    A form of proxy for use at the Meeting and a return envelope for the proxy are also enclosed. Shareholders may revoke the authority granted by their execution of proxies at any time before the effective exercise thereof by filing with the Company a written notice of revocation or duly executed proxy bearing a later date, or by voting in person at the Meeting. Unless otherwise indicated on the form of proxy, shares represented by any proxy in the enclosed form, if the proxy is properly executed and received by the Company prior to the time fixed for the Meeting, will be voted in favor of all the matters to be presented at the Meeting. On all matters considered at the Meeting, abstentions and broker non votes will be treated as neither a vote "for" nor "against" the matter, although they will be counted in determining if a quorum is present.

    Proxies for use at the Meeting are being solicited by the Board of Directors of the Company. Only Shareholders of record at the close of business on December 5, 2002 will be entitled to vote at the Meeting. Proxies are being mailed to Shareholders on or about December 5, 2002, and will be solicited chiefly by mail; however, certain officers, directors, employees and agents of the Company, none of whom will receive additional compensation therefor, may solicit proxies by telephone, telegram or other personal contact. The Company will bear the cost for the solicitation of the proxies, including postage, printing and handling, and will reimburse the reasonable expenses of brokerage firms and others for forwarding material to beneficial owners of Ordinary Shares.

    The Company had outstanding on December 4, 2002, 28,065,038 Ordinary Shares, each of which is entitled to one vote upon each of the matters to be presented at the Meeting. Two or more Shareholders conferring in the aggregate 33 1/3% of the voting rights of the Company, present, within one half hour from the time specified for commencing the Meeting, in person or by proxy and entitled to vote, will constitute a quorum at the Meeting.

                 BENEFICIAL OWNERSHIP OF SECURITIES BY CERTAIN
                        BENEFICIAL OWNERS AND MANAGEMENT

    The following table sets forth, as of November 4, 2002, the number of shares owned beneficially by (i) all shareholders known to the Company to own beneficially more than 10% of the Company's shares, and (ii) all directors and officers as a group.

                                                          NUMBER OF ORDINARY    PERCENT OF
NAME AND ADDRESS                                             SHARES OWNED      TOTAL SHARES
----------------                                          ------------------   ------------
Priortech Ltd.(1).......................................      21,045,230             75%
  Industrial Zone
  Migdal Haemek 10556, Israel

All directors and executive officers as a group
  9 persons)(2).........................................       1,553,133            5.5%

------------------------

(1) A majority of Priortech Ltd.'s voting equity is subject to a voting agreement. As a result of this agreement Messrs. Rafi Amit, Yotam Stern and Itzhak Krell may be deemed to control Priortech Ltd.

(2) Includes currently vested and exercisable options (including options that may vest within 60 days from the date of this proxy statement) to purchase 293,433 Ordinary Shares held by certain directors and officers of the Company.

                                     ITEM 1
  DISCUSSION REGARDING THE AUDITED FINANCIAL STATEMENTS AND THE REPORT OF THE
                               BOARD OF DIRECTORS

    At the Meeting, the audited financial statements and the report of the Board of Directors for the fiscal year ended December 31, 2001, as reported on Form 20-F, will be presented before the Shareholders present at the Meeting, as required by the Companies Law 5759 - 1999 (the "COMPANIES LAW").

    Representatives of the Company's independent auditors are expected to be present at the Annual General Meeting and will answer any questions with respect thereto.

                                     ITEM 2
                            REELECTION OF DIRECTORS

    The Articles of the Company provide that the Board of Directors shall consist of no fewer than five and no more than ten directors. The number of directors who presently serve as members of the Board of Directors is five. Of the five directors, three directors are considered independent directors under Nasdaq rules, two of whom were appointed to serve as outside directors as required under the Companies Law. Directors of the Company who are not appointed to serve as outside directors under the Companies Law, commence serving upon their appointment by the shareholders of the Company and until the conclusion of the next annual general meeting of shareholders.

    The three directors of the Company who are not outside directors are nominated for reelection to the Board of Directors to serve until the conclusion of the Company's next annual general meeting of shareholders. The nominees, their principal occupation or employment and the year in which each first became a director are described below:

RAFI AMIT

    Mr. Amit has served as our General Manager, or Chief Executive Officer since January 1998 and has served as Chairman of the Board of Directors since 1987. The General Meeting of Shareholders held on December 27, 2000, authorized
Mr. Amit to hold both the position of Chairman of the Board and the position of Chief Executive Officer, for a period of three years (which may be extended). Since 1981, Mr. Amit has also served as the President, General Manager and director of Priortech Ltd. and has been the Chairman of the Board of Directors of Priortech Ltd. since 1988. Mr. Amit has a B.Sc. in Industrial Engineering and Management from The Technion--Israel Institute of Technology. Rafi Amit is the brother of Moshe Amit, Executive Vice President and Chief Financial Officer of the Company.

YOTAM STERN

    Mr. Stern has served as our Executive Vice President, Business and Strategy and director since February 2001 and as a director since 1987. From
January 1998 until February 2001, Mr. Stern served as Chief Financial Officer. Mr. Stern has also served as the Chief Financial Officer of Priortech Ltd. since 1981 and has served as a director of Priortech Ltd. since 1985. Mr. Stern has a B.A. in Economics from the Hebrew University of Jerusalem.

ERAN BENDOLY

    Mr. Bendoly has served as a director since November 2000. Currently, Mr. Bendoly is a self-employed business consultant. From 2000 to 2002, Mr. Bendoly served as Director Finance for Europe, the Middle East and Africa at Mindspeed Technologies, a developer of high-speed integrated circuits for Internet infrastructure applications. From 1998 to 2000, Mr. Bendoly served as Chief Financial Officer of Novanet Semiconductor Ltd., and from 1996 to 1998, he served as Vice President, Finance and Operations of Novacom Technologies Ltd.. Mr. Bendoly holds a B.A. from the Hebrew University of Jerusalem and an M.B.A. from the KU Leuven University of Belgium. Mr. Bendoly is considered an independent director under Nasdaq rules.

    The two outside directors will continue to serve as outside directors until July 2003, at which date they may be re-elected for an additional period of three years. Their principal occupation or employment and the year in which each first became an outside director are described below:

MEIR BEN-SHOSHAN

    Mr. Ben-Shoshan has served as one of our directors since November 1998. From May 1995 until March 1999, Mr. Ben-Shoshan was a director of AG Associates (Israel) Ltd., a manufacturer of integrated processing equipment for the semiconductor industry, and was Chairman of its Board from April 1996 to March 1999. From 1986 to 1998, Mr. Ben-Shoshan was a Vice President of Clal Electronics Industries Ltd., an electronics company the shares of which are traded on the Tel-Aviv Stock Exchange. From March 2000 to March 2001, Mr. Ben-Shoshan was a director of Tower Semiconductor Ltd., a manufacturer of semiconductors. He has been a director of IFN Ltd., a company dealing in e-knowledge and e-content management, since January 2000, and is Chairman of the Board of Jordan Valley Applied Radiation Ltd. since
August 1999. Mr. Ben-Shoshan has been a member of the Association of Production Engineers in England since 1965, and received an M.B.A. from Tel-Aviv University.

HAIM HOROWITZ

    Mr. Horowitz has served as one of our directors since November 1998.
Mr. Horowitz is also the Vice President and Chief Financial Officer of Menen Medical Ltd., a medical equipment manufacturer, since 1999, and, between 1994 and 1999, he served as Treasurer of Menen Medical Ltd. From 1993 Mr. Horowitz served as the Chief Financial Officer of Menen Medical Corp., a subsidiary of Menen Medical Ltd. From 1991 to 1993, Mr. Horowitz served as Treasurer of Elscint, Inc., which was a medical imaging equipment company. Mr. Horowitz holds a B.Sc. in Industry and Management from the Technion--Israel Institute of Technology.

    It is proposed that Messrs. Amit, Stern, and Bendoly be reelected to the Board of Directors of the Company. Each of the nominees shall hold office until the conclusion of the next annual general general meeting, unless the office is earlier vacated under any relevant provisions of the Articles.

    In the event that any of the nominees are unable to serve, the proxies will be voted for the election of such other person as shall be determined by the persons named in the proxy for such purpose, in accordance with their best judgment. The Company is not aware of any reason why any of the nominees, if reelected, should be unable to serve as a director. The Company does not have any understanding or agreement with respect to the future election of any of the nominees.

    The affirmative vote of a majority of the Ordinary Shares represented at the Meeting in person or by proxy is required to reelect Messrs. Amit, Stern and Bendoly to the Board of Directors of the Company.

    THE BOARD OF DIRECTORS RECOMMENDS A VOTE FOR THE REELECTION OF MESSRS. AMIT, STERN AND BENDOLY TO THE BOARD OF DIRECTORS OF THE COMPANY. WHEREAS MESSRS. AMIT, STERN AND BENDOLY HAVE AN INTEREST IN THE FOREGOING PROPOSED RESOLUTION, THEY HAVE REFRAINED FROM MAKING A RECOMMENDATION WITH RESPECT TO SUCH RESOLUTION.

                                     ITEM 3
                     REAPPOINTMENT OF INDEPENDENT AUDITORS

    The Companies Law and the Company's Articles provide that a certified accountant be appointed as an independent auditor of the Company at the annual general meeting of Shareholders of the Company, and that the independent auditors serve in this position until the conclusion of the following annual meeting, or until a later time as determined at the annual meeting, provided that the auditor shall serve no longer than until the end of the third annual meeting after the annual meeting in which such auditor was appointed. An independent auditor who has completed a period of appointment as aforesaid may be reappointed. The Company may appoint several auditors to conduct the audit jointly. In the event the position of an auditor has become vacant and the Company does not have an additional auditor, the Board of Directors shall convene a special meeting of Shareholders as soon as possible to appoint an auditor.

    The Company's joint independent auditors, Goldstein Sabo Tevet CPA and Richard A. Eisner & Co., LLP, are nominated for reappointment as joint independent auditors of the Company for the fiscal year 2002. Goldstein Sabo Tevet CPA has served as the Company's independent auditor since 1987. Since 1997, Richard A. Eisner & Co., LLP, has served jointly with Goldstein Sabo Tevet CPA as the Company's independent auditors.

    The following table presents the aggregate amount of fees paid by the Company to each of Goldstein Sabo Tevet CPA and Richard A. Eisner & Company, LLP, for their services to the Company for the fiscal year ended December 31, 2001:

                                                         ANNUAL FINANCIAL     OTHER AUDITING
                                                            STATEMENTS           AND TAX
                                                         AUDITING SERVICES   RELATED SERVICES
                                                         -----------------   ----------------
Goldstein Sabo Tevet CPA...............................     US $ 60,000         US $30,000
Richard A. Eisner & Co. LLP............................     US $130,000         US $     0

    It is proposed that: (i) Goldstein Sabo Tevet CPA and Richard A. Eisner & Company, LLP, be reappointed as the Company's joint independent auditors for the fiscal year 2002; and (ii) the Shareholders authorize the Board of Directors of the Company to determine the fees for Goldstein Sabo Tevet CPA and Richard A. Eisner & Company, LLP, for the fiscal year 2002, according to the nature and volume of their services.

    The affirmative vote of holders of a majority of the voting power represented at the Annual General Meeting in person or by proxy is necessary for the reappointment of Goldstein Sabo Tevet CPA and Richard A. Eisner & Company, LLP, as joint independent auditors of the Company, and for authorizing the Board of Directors of the Company to determine the auditors' fees. Representatives of Goldstein Sabo Tevet CPA are expected to be present at the Meeting, and will have the opportunity to answer questions and to make statements if they desire to do so.

    THE BOARD OF DIRECTORS RECOMMENDS A VOTE FOR THE REAPPOINTMENT OF GOLDSTEIN SABO TEVET CPA AND RICHARD A. EISNER & COMPANY, LLP, AS THE COMPANY'S JOINT INDEPENDENT AUDITORS FOR THE FISCAL YEAR 2002, AND THE AUTHORIZATION OF THE BOARD OF DIRECTORS TO DETERMINE THE AUDITORS' FEES.

                                     ITEM 4
         APPROVAL OF CERTAIN AMENDMENTS TO THE ARTICLES OF THE COMPANY

    The Board has proposed the following amendments to the Articles of the
Company:

(a) The Date Determining the Shareholders Entitled to Participate in a General Meeting of Shareholders (the "DETERMINING DATE")--Section 18.2(b) to the Articles

    It is proposed that Section 18.2(b) to the Articles currently reading--

       "(B) A SHAREHOLDER ENTITLED TO PARTICIPATE IN A GENERAL MEETING WILL BE
            ONE WHO IS A SHAREHOLDER AT THE TIME FIXED IN THE RESOLUTION TO CONVENE THAT GENERAL MEETING, PROVIDED THAT SUCH TIME IS NOT MORE THAN 21 DAYS PRIOR TO THE DATE UPON WHICH THE MEETING IS TO BE CONVENED, AND NOT LESS THAN 4 DAYS PRIOR THERETO. WITH RESPECT TO A GENERAL MEETING IN WHICH IT IS POSSIBLE TO VOTE BY WAY OF PROXY CARD, THE AFORESAID TERMS MAY BE MODIFIED IF SO SPECIFIED IN THE REGULATIONS PROMULGATED UNDER THE LAW"--

    shall be amended to read as follows:

       "(B) A SHAREHOLDER ENTITLED TO PARTICIPATE IN A GENERAL MEETING WILL BE
            ONE WHO IS A SHAREHOLDER AT THE DATE DETERMINED BY THE BOARD OF DIRECTORS, SUBJECT TO THE PROVISIONS OF THE LAW AND THE REGULATIONS".

    The Companies Law provides that the Determining Date shall not be more than 21 days before the date in which the General Meeting is held, and not less than 4 days before such date. Currently, Section 18.2(b) to the Articles is in accordance with this provision. However, the Companies Regulations (Certain Relieves for Public Companies whose Shares are Registered for Trade Outside of Israel), 2000 (the "REGULATIONS"), provide that the Determining Date for a public company, whose shares are registered for trade both on a foreign stock exchange and an Israeli stock exchange, the Determining Date shall not be more than 40 days before the date in which the General Meeting is held, and not less than 4 days before such date.

    The Ordinary Shares of the Company have been registered on Nasdaq since
    July 2000, and on both Nasdaq and the Tel Aviv Stock Exchange (the "TASE") since December 2001. The current version of Section 18.2(b) of the Articles prevents the Company from using the foregoing relief provided in the Regulations regarding the Determining Date, and does not give the Company an adequate period of time for performing all duties and arrangements, including mailing of notices, for convening a general meeting of shareholders as required by Israeli law, and by the Nasdaq and the TASE rules. It is proposed that the foregoing amendment to Section 18.2(b) be approved at the Meeting, in order to allow the Company adequate time for performing all of its duties and making the arrangements for convening a general meeting of shareholders.

(b) The Agenda of an Annual Meeting of Shareholders--Section 18.3(b)(1)

    It is proposed that Section 18.3(b)(1) to the Articles currently reading--

       "(1) THE AGENDA OF AN ANNUAL MEETING MAY INCLUDE A DISCUSSION OF:

           (I) THE APPOINTMENT OF DIRECTORS;

           (II) THE APPOINTMENT OF AN AUDITOR;

           (III) FINANCIAL REPORTS;

           (IV) ANY OTHER MATTER SPECIFIED BY THE BOARD OF DIRECTORS;"

    shall be amended to read as follows:

       "(1) THE AGENDA OF AN ANNUAL MEETING WILL INCLUDE a DISCUSSION OF THE
           AUDITED FINANCIAL STATEMENTS AND THE REPORT OF THE BOARD OF DIRECTORS, AND MAY ALSO INCLUDE THE FOLLOWING:

           (I) THE APPOINTMENT OF DIRECTORS;

           (II) THE APPOINTMENT OF AN AUDITOR;

           (III) ANY OTHER MATTER SPECIFIED BY THE BOARD OF DIRECTORS;

           (IV) ANY MATTER REQUESTED BY SHAREHOLDERS OF THE COMPANY HOLDING AT LEAST 1% OF THE VOTING RIGHTS OF THE COMPANY, PROVIDED THAT THE MATTER IS APPROPRIATE;"

    The purpose of the amendment is to render this Section compatible with the relevant provisions of the Companies Law.

(c) Failure by the Board to Convene a Special Meeting of
    Shareholders--Section 18.4(a)(3)

    It is proposed that Section 18.4(a)(3) to the Articles currently reading--

       "(3) IN THE EVENT THE BOARD OF DIRECTORS FAILS TO CONVENE THE SPECIAL
            MEETING, THE DIRECTOR(S) WHO DEMANDED THE MEETING, OR THOSE SHAREHOLDERS WHO DEMANDED, OR PART THEREOF, THAT HOLD AT LEAST HALF OF THE VOTING RIGHTS OF THE DEMANDERS, MAY CONVENE A MEETING PROVIDED THAT THE MEETING WILL NOT TAKE PLACE EARLIER THAN 3 (THREE) MONTHS FROM THE DATE DEMANDING SUCH MEETING"--

    shall be amended to read as follows:

       "(3) IN THE EVENT THAT THE BOARD OF DIRECTORS FAILS TO CONVENE THE
            SPECIAL MEETING, THEN THE DIRECTOR(S) WHO DEMANDED THE MEETING, OR PART OF THE DEMANDING SHAREHOLDER(S) THAT HOLD AT LEAST HALF OF THE VOTING RIGHTS OF SUCH DEMANDERS, MAY CONVENE THE SPECIAL MEETING; PROVIDED, HOWEVER, THAT THE MEETING WILL NOT TAKE PLACE LATER THAN 3 (THREE) MONTHS FROM THE DATE OF THE DEMAND FOR SUCH MEETING".

    The purpose of the amendment is to correct a typographical error in this Section, in order to render this Section compatible with the relevant provisions of the Companies Law, and to correct to wording of this Section in order to make it clearer.

(d) Appointment of Directors--Section 19.3(a)

    It is proposed that Section 19.3(a) to the Articles currently reading--

       "(A) A DIRECTOR WILL BE APPOINTED BY THE ANNUAL MEETING AND WILL SERVE
            UNTIL THE CONCLUSION OF THE NEXT ANNUAL MEETING. A DIRECTOR APPOINTED BY A GENERAL MEETING SHALL COMMENCE SERVING AT THE CONCLUSION OF THE GENERAL MEETING IN WHICH HE OR SHE WAS APPOINTED, UNLESS A LATER DATE FOR THE COMMENCEMENT OF HIS OR HER TENURE WAS SPECIFIED IN THE RESOLUTION BY WHICH HE WAS APPOINTED."

    shall be amended to read as follows:

       "(A) A DIRECTOR, WHO IS NOT AN OUTSIDE DIRECTOR, WILL BE APPOINTED BY THE
            ANNUAL MEETING AND WILL SERVE UNTIL THE CONCLUSION OF THE NEXT ANNUAL MEETING. A DIRECTOR APPOINTED BY A GENERAL MEETING SHALL COMMENCE SERVING AT THE CONCLUSION OF THE GENERAL MEETING IN WHICH HE OR SHE WAS APPOINTED, UNLESS A LATER DATE FOR THE COMMENCEMENT OF HIS OR HER TENURE WAS SPECIFIED IN THE RESOLUTION BY WHICH HE WAS APPOINTED."

    Pursuant to the Companies Law, outside directors must be appointed for a period of three years, which may be extended by one additional period of three years. The purpose of the amendment is to make clear that the procedure set forth in Section 19.3(a) applies only to Directors who are not outside directors.

    The affirmative vote of the holders of a majority of the voting power represented at the Annual General Meeting in person or by proxy is necessary for the approval of the foregoing amendments to Sections 18.2(b), 18.3(b)(1), 18.4(a)(3) and 19.3(a) to the Articles of the Company

    THE BOARD OF DIRECTORS RECOMMENDS A VOTE FOR THE APPROVAL OF THE FOREGOING AMENDMENTS TO SECTIONS 18.2(B), 18.3(B)(1), 18.4(A)(3) AND SECTION 19.3(A) TO THE ARTICLES OF THE COMPANY.

                    DEADLINE FOR SHAREHOLDERS PROPOSALS FOR
                        THE 2003 ANNUAL GENERAL MEETING

    The Company currently expects to hold its next annual general meeting of shareholders in or about December 2003. Proposals of shareholders intended for inclusion in the agenda for the 2003 annual general meeting can be made only by shareholders holding at least one percent of the voting rights of the of the Company, and must be received by the Company at the Company's principal executive offices in Israel or at the principal executive offices of the Company's U.S. subsidiary, Camtek Inc., not later than September 1, 2003. Such a proposal will be included in the agenda, provided that the proposal is appropriate. In order to curtail controversy as to the date upon which such proposal is received by the Company or its U.S. subsidiary, it is suggested that such notice be submitted by Certified Mail, Return Receipt Requested, or a similar method which confirms the date of receipt.

                                               By Order of the Board of Directors,

                                               /s/ Rafi Amit
                                               Rafi Amit
                                               CHAIRMAN OF THE BOARD OF DIRECTORS

Dated: December 5, 2002